SCHEDULE 13G

Fingermatrix, Inc.
Common Equity
CUSIP Number 317929107

1) Bowen, Hanes & Company, Inc.  58-1396553

4) Delaware

5) 250,000

7) 250,000

9) 250,000

11) 2.65%

12) IA: Investment Advisor